FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2010

Commission File Number 1-812

HAMILTON SUNDSTRAND de PUERTO RICO

SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Index to Financial Statements

December 31, 2010 and 2009

FINANCIAL STATEMENTS OF THE

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Hamilton Sundstrand de Puerto Rico

Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hamilton Sundstrand de Puerto Rico Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut

June 22, 2011

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31, 2010	December 31, 2009
Assets:
Investments, at fair value	$10,455,512	$8,692,997
Contributions receivable:
Participants’	26,648	46,098
Employer’s	10,566	9,644
Notes receivable from participants	2,056,938	1,665,812

Net assets available for benefits	$12,549,664	$10,414,551

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010
Additions to net assets attributed to:
Investment income:
Interest	$3,552
Dividends	157,221
Net appreciation in fair value of investments	795,088
Contributions:
Participants’	1,129,929
Employer’s	409,377
Interest income on notes receivable from participants	159,356

Total additions	2,654,523

Deductions from net assets attributed to:
Distributions to participants or beneficiaries	519,410

Total deductions	519,410

Net increase	2,135,113

Net Assets available for benefits December 31, 2009	10,414,551

Net Assets available for benefits December 31, 2010	$12,549,664

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

General. The Hamilton Sundstrand de Puerto Rico Savings Plan, formerly known as the Sundstrand de Puerto Rico Employee Savings Plan (the “Plan”), is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of United Technologies Corporation (“UTC” or “Employer”). The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document, which are available from UTC.

Trustee and Recordkeeper. Banco Popular de Puerto Rico, the Plan (“Trustee” or “Recordkeeper”), holds all of the Plan’s assets and performs participant account recordkeeping services.

Contributions and Vesting. Participants may elect to contribute up to 10 percent of pre-tax eligible compensation, as defined, and may make additional after-tax contributions through payroll deductions subject to statutory limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2010, the Plan offered seven investment options to participants: three growth funds, one income fund, two money market funds and UTC Common Stock.

The company matching contribution is equal to 100 percent of the participant’s eligible contributions from the first 2 percent of base pay, as defined. Employer and participant contributions are deposited into the investment funds in accordance with the participants’ elections.

Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after three years of eligible service.

Participant Accounts. Based on the participant’s account balance, the Plan allocates interest, dividends, and realized and unrealized gains and losses on investments of the funds directly to each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All balances of terminated participants’ non-vested Employer contribution amounts that were forfeited prior to January 1, 2008 have been allocated to participant accounts in accordance with the Plan document. The Plan was amended effective January 1, 2008 to use forfeitures to reduce the Employer contribution to the Plan. For the year ended December 31, 2010, approximately $23,000 of forfeitures was used to fund UTC’s contributions.

Voting Rights. UTC Common Stock is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the stock. All shares of Employer stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All UTC Common Stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.

Notes Receivable from Participants. Participants may elect to borrow from their account balances a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less, with terms ranging from 1 to 10 years. The interest rate on participant loan withdrawals during 2010 and 2009 was 9 percent.

Payment of Benefits. Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant.

NOTE 2 – SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

New Accounting Pronouncement. In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-6, “Improving Disclosures about Fair Value Measurements,” which requires disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements. Additionally, this ASU requires disclosure for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. These disclosures are required for fair value measurements that fall in either Level 2 or Level 3. Further, the ASU requires separate presentation of Level 3 activity for the fair value measurements. The Plan adopted this new guidance effective December 31, 2010, except for the separate presentation in the Level 3 activity roll-forward, which is not effective until fiscal years beginning after December 31, 2010.

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants of Defined Contribution Pension Plans,” which requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this new guidance effective

December 31, 2010. The ASU was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2009. Certain reclassifications have been made to conform to the current year presentation. We previously reported “Notes receivable from participants” as a component of “Investments, at fair value.” “Notes receivable from participants” is now reflected as its own line within the Statement of Net Assets Available for Benefits.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. See Note 3 for further discussion of how the fair values of the Plan’s investments were determined.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes realized and unrealized gains and losses.

Plan Expenses. Administrative expenses, such as trustee, custodial, legal, audit and recordkeeping fees, were paid directly by the Employer in 2010.

Payments of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market’s perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 – FAIR VALUE OF INVESTMENTS

The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

When quoted prices in active markets for identical assets are available, these quoted market prices are used to determine the fair value of investments and the assets are classified as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, the fair values are estimated using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets would then be classified as Level 2. If quoted market prices are not available, fair value is determined using an analysis of each investment’s financial performance and cash flow projections. In these instances, financial assets will be classified based upon the lowest level of input that is significant to the valuation. Therefore, financial assets may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following is a description of the valuation methodologies used for the Plan’s investments measured at fair value, including the general classification of those investments:

Cash and equivalents – Money market accounts are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. The money market accounts that are invested in by the Plan are institutional accounts and are commingled. Although not traded on an active market the net asset value per share is observable. Cash is valued at the amounts deposited in the account, plus accrued interest.

Mutual Funds – Mutual funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date.

UTC Stock – UTC stock is stated at fair value determined using the closing sales price as of the valuation date.

There have been no transfers in and out of Level 1 and Level 2 fair value measurements during the period ended December 31, 2010.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2010 and December 31, 2009:

	December 31, 2010
	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Cash and cash equivalents	$42,911	$—	$—	$42,911
Money market accounts	—	2,970,136	—	2,970,136
Equities mutual funds	3,253,662	—	—	3,253,662
UTC common stock	3,097,475	—	—	3,097,475
Fixed income mutual funds	1,091,328	—	—	1,091,328

Total	$7,485,376	$2,970,136	$—	$10,455,512

	December 31, 2009
	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Cash and cash equivalents	$36,130	$—	$—	$36,130
Money market accounts	—	2,562,337	—	2,562,337
Equities mutual funds	2,592,391	—	—	2,592,391
UTC common stock	2,511,948	—	—	2,511,948
Fixed income mutual funds	990,191	—	—	990,191

Total	$6,130,660	$2,562,337	$—	$8,692,997

NOTE 4 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31
	2010	2009
UTC Common Stock, 39,348 and 36,190 shares, respectively	$3,097,475	$2,511,948
DWS Equity 500 Index Fund, 14,582 and 13,480 units, respectively	$2,078,900	$1,703,306
Federated Government Obligations Fund, 2,513,775 and 2,128,712 units, respectively	$2,513,775	$2,128,713
DWS U.S. Bond Index Fund, 102,955 and 95,394 units, respectively	$1,091,328	$990,191
Vanguard Small Cap Index Fund, 21,828 and 20,215 units, respectively	$758,528	$555,705

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $795,089. UTC Common Stock appreciated by $371,349 and mutual fund investments appreciated by $423,740.

NOTE 5 – RELATED-PARTY TRANSACTIONS

The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions. During the year ended December 31, 2010, the Plan purchased shares of UTC Common Stock in the amount of $804,739 including dividends in the amount of $64,012, sold shares of UTC Common Stock in the amount of $590,561, and had net appreciation on the UTC Common Stock in the amount of $371,349. The total value of the Plan’s interest in UTC Common Stock was $3,097,475 and $2,511,948 at December 31, 2010 and 2009, respectively.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE 7 – TAX STATUS

The Puerto Rico Department of Treasury ruled on June 1, 1994 that the Plan qualifies under section 165(a) of the Income Tax Act of 1954 (the “Act”), as amended. Therefore, the related trust is not subject to tax under present Puerto Rico income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Act.

NOTE 8 – NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued ASU No. 2011-4, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” which is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards “IFRS”. The amendments include two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The ASU is effective for annual periods beginning after December 15, 2011. The Plan is in the process of evaluating the impact of the adoption of this ASU on the Plan’s financial statements.

NOTE 9 – SUBSEQUENT EVENTS

In January 2011, the Governor of Puerto Rico signed into law a new Puerto Rico Internal Revenue Code. This 2011 Puerto Rico Code replaces the 1994 Puerto Rico Code, and among its tax changes are a substantial overhaul for pension plans covering Puerto Rico employees. Many of the provisions of the new law are effective January 1, 2011. The Plan is in the process of assessing the impact of these on the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost value	(e) Current value
*	United Technologies Corporation	Common Stock, $1.00 par value	**	$3,097,475
	DWS Equity 500 Index Fund	Mutual Fund	**	2,078,900
*	Plan Participants	Notes receivable from participants collateralized by participant balances, 9 percent interest, terms ranging from 1 to 10 years	—	2,056,938
	Federated Government Obligations Fund	Money Market Fund	**	2,513,775
	DWS U.S. Bond Index Fund	Mutual Fund	**	1,091,328
	Deutsche Cash Management Fund Institutional	Mutual Fund	**	456,362
	Vanguard Small Cap Index Fund	Money Market Fund	**	758,528
	DWS EAFE Equity Fund Index	Mutual Fund	**	416,233
*	Banco Popular Time Deposit Open Account	Interest-Bearing Cash Account	**	42,911

				$12,512,450

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost has been omitted as investment is participant directed.

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Dated: June 22, 2011	By:	/s/ Natalie Morris
Natalie Morris
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.